

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

via facsimile and U.S. mail
Mr. Victor P. Stabio
Chief Executive Officer
Hallador Petroleum Company
1660 Lincoln St. #2700
Denver, Colorado 80264-2701

September 25, 2007

Re: **Hallador Petroleum Company**
        Form 10-KSB for fiscal years ended December 31, 2006 and December 31, 2005
        File No. 1-06138

Dear. Mr. Stabio:

        We have completed our review of Hallador Petroleum Company's 2006 and 2005 Form 10-KSB and do not, at this time, have any further comments.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief